Filed by US Airways Group, Inc.
Commission File No. 001-8444
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.
Commission File No. 001-8444

May 6, 2013

To the American and US Airways teams:

Planning for our merger is moving along at a good pace, and we’re pleased to report great progress from the teams responsible for each phase and every detail involved in joining our two great airlines.

From the start of this journey, our Integration Management Office (IMO) has been focused exclusively on planning the path to a successful merger and the launch of the world’s premier global carrier. In this work, we expect to generate more than $1 billion in synergies and to create a secure future for employees, and will manage the process with our customers always first in mind.

At this point, 29 integration planning teams and several cross-functional task forces are at work to define the manner in which the two companies will combine our commercial, customer service, operations and corporate functions after the merger closes.

Last month these teams gathered in Tempe to kick off this work. This coming week, a number of the teams will take part in a Planning Summit in Dallas/Fort Worth with a focus on the most pressing work that must be accomplished during the months leading up to the close of the merger, including what our customers see and hear from us on day one and how we bring our more than 100,000 employees together as one team.

One of our priorities is putting together the strongest possible leadership team for our combined airline. We are taking the right amount of time to make the most thoughtful decisions and to get it right – not to do it quickly. We go into this task confident that we have tremendous people at each airline and will only be stronger together when we make the right leadership selections. We announced our merger in mid-February and expect to announce the new senior leadership team, Doug’s direct reports, sometime late this month or in early June. We will build out the rest of the officer corps from there. We know there is much interest in this, and we will keep you informed along the way.

We also remain committed to communicating frequently and transparently. Please keep in mind that this integration planning effort is a careful and deliberative process, and we’re still in the middle of it. We have the benefit of learning from the experiences of airlines that already have merged, even as we plot our unique course.

We still expect the merger to close in the third quarter of this year, and we will then move forward with a carefully designed, step-by-step plan that leads to the day we operate as a single carrier. That could be 18 months or more from the time the merger closes, but the date is less important than the details, which we are working very hard to get right.

The most important thing we can do to ensure a strong future for the new American is to continue to operate our respective airlines safely, and on time, and focused on our customers. Keep up the great work.

Additional Information and Where To Find It

American and US Airways have filed and expect to file documents with the SEC regarding the proposed transaction. Investors and security holders are urged to read these documents carefully and in their entirety because they contain and will contain important information about the proposed transaction. US Airways, American and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of American and US Airways is set forth in the companies’ filings with the SEC, including their respective Annual Reports on Form 10-K. Documents filed with the SEC by American and US Airways are available at the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can also be obtained free of charge on US Airways’ website at www.usairways.com. Copies of the documents filed with the SEC by American can be obtained free of charge on American’s website at www.aa.com. Also see www. newAmericanarriving.com for more important information about the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “seek,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and are subject to significant risks and uncertainties that may cause actual results, financial position and timing of events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to update or supplement any forward-looking statement to reflect actual results, or changes in assumptions or other factors affecting forward-looking statements except as required by law.